November 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: BT Brands, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-250957

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 AM on November 12, 2021, or as soon thereafter as is practicable.

Very truly yours,

BT Brands, Inc.

By:	/s/ Kenneth Brimmer
Name: Kenneth Brimmer
Title: Chief Financial Officer